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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                     Tekelec
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    879101103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).






Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



                               Page 1 of 10 Pages

-----------------------------
CUSIP No. 879101103
-----------------------------



--------------------------------------------------------------------------------

      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Natinco, S.A.
--------------------------------------------------------------------------------

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
            (See Instructions)                                   (b) [ ]
--------------------------------------------------------------------------------

      3     SEC USE ONLY
--------------------------------------------------------------------------------

      4     CITIZENSHIP OR PLACE OF ORGANIZATION        Luxembourg
--------------------------------------------------------------------------------

                     5     SOLE VOTING POWER                   0 shares
                  --------------------------------------------------------------

    NUMBER           6     SHARED VOTING POWER 9,183,153 shares, the voting
      OF                   power of which is shared with Stirling Trustees
    SHARES                 Limited, as trustee of the Natinec Trust under The
 BENEFICIALLY              Natinec Settlement Trust Deed dated January 9,
    OWNED                  2003. The Natinec Trust owns substantially all of
      BY                   the equity interest in Natinco, S.A.
EACH REPORTING    --------------------------------------------------------------
    PERSON           7     SOLE DISPOSITIVE POWER          0 shares
     WITH         --------------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER 9,183,153 shares, the
                           dispositive power of which is shared with Stirling
                           Trustees Limited, as trustee of the Natinec Trust.
                           The Natinec Trust owns substantially all of the
                           equity interest in Natinco, S.A.
--------------------------------------------------------------------------------

      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           9,183,153 shares
--------------------------------------------------------------------------------

      10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDED CERTAIN SHARES
            (See Instructions)                                          [ ]
--------------------------------------------------------------------------------

      11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)           14.3%
--------------------------------------------------------------------------------

      12    TYPE OF REPORTING PERSON (See Instructions)             CO
--------------------------------------------------------------------------------




                               Page 2 of 10 Pages

-----------------------------
CUSIP No. 879101103
-----------------------------


--------------------------------------------------------------------------------

      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Stirling Trustees Limited, as trustee of the Natinec
                  Trust (the "Natinec Trust") under The Natinec Settlement
                  Trust Deed dated January 9, 2003
--------------------------------------------------------------------------------

      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
             (See Instructions)                                    (b) [ ]
--------------------------------------------------------------------------------

      3      SEC USE ONLY
--------------------------------------------------------------------------------

      4      CITIZENSHIP OR PLACE OF ORGANIZATION   Jersey, Channel Islands
--------------------------------------------------------------------------------

                     5     SOLE VOTING POWER                   0 shares
                  --------------------------------------------------------------

    NUMBER           6     SHARED VOTING POWER 9,183,153 shares, the voting
      OF                   power of which is shared with Natinco, S.A., the
    SHARES                 record holder of these shares. The Natinec Trust owns
 BENEFICIALLY              substantially all of the equity interest Natinco,
    OWNED                  S.A.
      BY          --------------------------------------------------------------
EACH REPORTING       7     SOLE DISPOSITIVE POWER              0 shares
    PERSON        --------------------------------------------------------------
     WITH            8     SHARED DISPOSITIVE POWER 9,183,153 shares, the
                           dispositive power of which is shared with Natinco,
                           S.A., the record holder of these shares. The Natinec
                           Trust owns substantially all of the equity interest
                           in Natinco, S.A.
--------------------------------------------------------------------------------

      9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                               9,183,153 shares
--------------------------------------------------------------------------------

      10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDED CERTAIN SHARES
             (See Instructions)                                          [ ]
--------------------------------------------------------------------------------

      11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)           14.3%
--------------------------------------------------------------------------------

      12     TYPE OF REPORTING PERSON (See Instructions)                 CO
--------------------------------------------------------------------------------



                               Page 3 of 10 Pages

-----------------------------
CUSIP No. 879101103
-----------------------------



ITEM 1(a)    NAME OF ISSUER:

             Tekelec

ITEM 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             26580 West Agoura Road, Calabasas, CA  91302

ITEM 2(a)    NAME OF PERSON FILING:

             This Statement is being filed by Natinco, S.A. and Stirling Trustees Limited, as trustee of the Natinec Trust (the "Natinec Trust") under The Natinec Settlement Trust Deed dated January 9, 2003, who are sometimes together referred to as the "Reporting Persons." Natinco, S.A. is the record owner of the shares. The Natinec Trust is the principal beneficial owner of the equity interest in Natinco, S.A.

ITEM 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             The address of the principal business office of Natinco, S.A. is 5, boulevard de la Fiore, L-1528 Luxembourg, Grand Duchy of Luxembourg. The address of the principal business office of Stirling Trustees Limited is P.O. Box 801, Victoria Chambers, 1-3 Esplanade, St. Helier, Jersey JE4 0SZ, Channel Islands.

ITEM 2(c)    CITIZENSHIP:

             Natinco, S.A. is a company organized under the laws of Luxembourg. Stirling Trustees Limited is a company organized under the laws of Jersey, Channel Islands. The Natinec Trust is a trust organized under the laws of Jersey, Channel Islands.

ITEM 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock

ITEM 2(e)    CUSIP NUMBER:

             879101103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Section 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

             (a) [ ] Broker or dealer registered under section 15 of the Act
                     (15 U.S.C. 78o).

             (b) [ ] Bank as defined in section 3(a)(6) of the Act
                     (15 U.S.C. 78c).

             (c) [ ] Insurance company as defined in section 3(a)(19) of the Act
                     (15 U.S.C. 78c).

             (d) [ ] Investment company registered under section 8 of the
                     Investment Company Act of 1940 (15 U.S.C. 80a-8).

             (e) [ ] An investment adviser in accordance with Section
                     240.13d-1(b)(1)(ii)(E).


                               Page 4 of 10 Pages

-----------------------------
CUSIP No. 879101103
-----------------------------



             (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

             (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

             (h) [ ] A savings associations as defined in Section 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813).

             (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

             (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

             Not applicable

ITEM 4.      OWNERSHIP:

             Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

             The following information with respect to the ownership of Tekelec's Common Stock by the Reporting Persons is provided as of December 31, 2004, the last day of the year covered by this
             Statement:

             (a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

             (b) Percent of class: See Row 11 of cover page for each Reporting Person.

             (c)     Number of shares as to which the person has:

                     (i) Sole power to vote or direct the vote: See Row 5 of cover page for each Reporting Person.

                     (ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

                     (iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

                     (iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

             Instruction: For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d3(d)(1).



                               Page 5 of 10 Pages

-----------------------------
CUSIP No. 879101103
-----------------------------



ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

             Instruction: Dissolution of a group required a response to this item. Not applicable

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

             To the best knowledge of each of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Tekelec Common Stock owned by the Reporting Persons; provided, however, that Stirling Trustees Limited, as trustee of the Natinec Trust, may be deemed to have such rights with respect to the shares owned directly and of record by Natinco, S.A. due to the fact that the Natinec Trust owns substantially all of the equity interest in Natinco, S.A.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

             Not applicable

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

             Not applicable

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP:

             Not applicable

ITEM 10.     CERTIFICATION:

             Not applicable



                               Page 6 of 10 Pages

-----------------------------
CUSIP No. 879101103
-----------------------------



                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Date:  February 11, 2005

                                       NATINCO, S.A.


                                       By: /s/ PIERRE LENTZ
                                          --------------------------------------

                                       Print Name: Pierre Lentz
                                                  ------------------------------

                                       Title: Director
                                             -----------------------------------


                                       By: /s/ JOHN SEIL
                                          --------------------------------------

                                       Print Name: John Seil
                                                  ------------------------------

                                       Title: Director
                                             -----------------------------------


                                       STIRLING TRUSTEES LIMITED,
                                       as Trustee of the Natinec Trust under
                                       The Natinec Settlement Trust Deed dated
                                       January 9, 2003




                                       By: /s/ PAUL W. ELLIOTT
                                          --------------------------------------

                                       Print Name:  Paul W. Elliott
                                                  ------------------------------

                                       Title: Director
                                             -----------------------------------



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

ATTENTION:   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
             CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)



                               Page 7 of 10 Pages

-----------------------------
CUSIP No. 879101103
-----------------------------
                                  EXHIBIT INDEX



Exhibit Number     Exhibit                                    Page
--------------     -------                                    ----
       1           Agreement to File Joint Statements on      Page 9 of 10 pages
                   Schedule 13G



                               Page 8 of 10 Pages

-----------------------------
CUSIP No. 879101103
-----------------------------



                                    EXHIBIT 1
                             AGREEMENT TO FILE JOINT
                           STATEMENTS ON SCHEDULE 13G

        THIS AGREEMENT is entered into as of the 31st day of December, 2004 by and between Natinco, S.A., a company organized under the laws of Luxembourg, and Stirling Trustees Limited, a company organized under the laws of Jersey, Channel Islands (the "Trustee"), as trustee of the Natinec Trust (the "Natinec Trust") under The Natinec Settlement Trust Deed dated January 9, 2003 (the "Trust Deed").

                               W I T N E S S E T H

        WHEREAS, Natinco and the Trustee may each be deemed to hold beneficial ownership of more than five percent of the shares of the Common Stock of Tekelec, a California corporation (the "Common Stock"), as of the date hereof;

        WHEREAS, the Common Stock has been registered by Tekelec under Section 12(g) of the Securities Exchange Act of 1934 (the "Act");

        WHEREAS, pursuant to Rule 13d-1 under the Act, any person who holds more than five percent of such a class of registered equity securities is, under certain circumstances, permitted and/or required to file with the Securities and Exchange Commission a statement on Schedule 13G; and

        WHEREAS, Rule 13d-1(k) under the Act provides that, whenever two or more persons are permitted to file a statement on Schedule 13G with respect to the same securities, only one such statement need be filed, provided such persons agree in writing that such statement is filed on behalf of each of them.

        NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, the parties hereby agree as follows:

        Natinco and the Trustee each hereby agree, in accordance with Rule 13d-1(k) under the Act, to file jointly any and all statements and amended statements on Schedule 13G (the "Statements") which may now or hereafter be required to be filed by them with respect to the Common Stock beneficially owned or deemed to be beneficially owned by each of them pursuant to Sections 13(d) and 13(g) of the Act and the rules thereunder.

        Natinco and the Trustee each hereby agree that such Statements shall be filed jointly on behalf of each of them, and that a copy of this Agreement shall be filed as an exhibit thereto in accordance with Rule 13d-1(k)(iii) under the Act.

        This Agreement may be executed in counterparts which together shall constitute one agreement.


                               Page 9 of 10 Pages

-----------------------------
CUSIP No. 879101103
-----------------------------



        IN WITNESS WHEREOF, the parties have executed this Agreement or caused this Agreement to be signed on their behalf by their duly authorized representatives as of the date first above written.


                                       NATINCO, S.A.


                                       By: /s/ PIERRE LENTZ
                                          --------------------------------------

                                       Print Name: Pierre Lentz
                                                  ------------------------------

                                       Title: Director
                                             -----------------------------------



                                       By: /s/ JOHN SEIL
                                          --------------------------------------

                                       Print Name:  John Seil
                                                  ------------------------------

                                       Title: Director
                                             -----------------------------------



                                       STIRLING TRUSTEES LIMITED,
                                       as Trustee of the Natinec Trust under
                                       The Natinec Settlement Trust Deed dated
                                       January 9, 2003


                                       By: /s/ PAUL W. ELLIOTT
                                          --------------------------------------

                                       Print Name:  Paul W. Elliott
                                                  ------------------------------

                                       Title: Director
                                             -----------------------------------


                              Page 10 of 10 Pages